QUALITY ONLINE EDUCATION GROUP, INC.	Unit 1, 60 Riviera Dr. Markham, ON L3R 5M1

May 12, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jacqueline Kaufman Mara Ransom

Re:	Quality Online Education Group Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed November 21, 2021 File No. 024-11644

Dear Sir or Madam:

Quality Online Education Group Inc. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to XuYe Wu, Chief Executive Officer of the Company, dated December 17, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Offering Statement on Form 1-A Filed on November 22, 2021

Cover Page

1. Refer to comment 5. Please revise your cover page to include a succinct description of how cash is or will be transferred throughout the organization. For example, explain how you intend to provide sufficient capital to your China-based subsidiary to cover expenses. In addition, include a clear statement as to whether any transfers, dividends or distributions have been made to date.

As we have disclosed in the Amendment, the company terminated the VIE contract in September 2021 and entered a new service contract with Tianjin Zhipin Education Technology Co., Ltd as one of the customer service outsourcing vendors. We collect the revenue by the Canadian bank account of Quality Online Education Group Inc. (Ontario).

Cash received from customers by QOEG (Ontario) will be used for its operating expenses and payments to Tianjin Zhipin Education Technology Co., Ltd. and Golden Bridge Human Resources Consulting Inc (GBHRC) . Golden Bridge Human Resources Consulting Inc is an affiliated company to QOEG and is for recruiting foreign teachers to provide online education to our customers.

From 2018 to 2021 Sep we did not transfer any money to Tianjin Zhipin Education Technology Co., Ltd,. After the termination of VIE contracts, we start to pay service fee to Tianjin Zhipin Education Technology Co., Ltd. The total amount is USD $410,128.94 from Oct 2021 to Feb 2022. Details are as the worksheet below.

Payment to Tianjin Zhipin Education Technology Co., Ltd
Date	Payment Amount (USD)
10/25/2021	$30,000.00
11/03/2021	$15,000.00
11/12/2021	$20,000.00
11/19/2021	$25,000.00
12/02/2021	$45,000.00
12/07/2021	$30,000.00
12/09/2021	$30,000.00
12/23/2021	$70,000.00
1/7/2022	$4,029.44
1/7/2022	$31,099.50
1/7/2022	$80,000.00
2/22/2022	$30,000.00

Other than the service fee above, we have not made any dividends or distributions to any entity or shareholders.

2. We note your revisions in response to prior comment 1. Please elaborate upon your statement that “[t]here are specific risks related to having operations in China that the Company has been organized to avoid.” Also, your statement that your business relies upon the direct selling model, not an online platform, does not explain how you can “avoid oversight by the Chinese government.” Reconcile this disclosure with your disclosure elsewhere in your offering circular, such as under Regulation, where you acknowledge that your students are mostly in China and you must follow a legal regime created and made by PRC lawmakers.

From Dec 2021, we stopped acquiring the students live in mainland China. In compliance with the New Regulation, the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education” published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council of the PRC, the Company will cease offering tutoring services to students in mainland China before the end of April 2022.

About 550 students in mainland China are still active which take about 1/3 of our monthly active students. Currently, deliver education service to these Chinese students violates regulations relating to Value-added Telecommunications Service, and the latest Regulation on education business operating in China

The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the PRC State Council and as last amended on January 8, 2011, sets forth more specific rules on the provision of internet information services. According to the ICP Measures, any company that engages in the provision of commercial internet information services must obtain a sub-category VATS License for Internet Information Services, or the ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. The company does not have a proper ICP license after the termination of the VIE contract with Tianjin Zhipin Education Technology Co., Ltd.

On July 24, 2021 China’s official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to online and offline after-school tutoring services, including, (i) foreign capital is prohibited from controlling or participating in Academic AST providers through merger and acquisitions, entrusted operations, joining franchise or using variable interest entities. (ii) banning foreign teachers located overseas from providing tutoring services in China.

By the termination of the VIE contracts the Company no longer own any interest in Chinese companies.

To follow the ICP regulation and The Opinion about foreign teacher, we decide to stop the service to students live in mainland China from April 2022.There is a risk of most, if not all, current active Chinese customers ask for a refund. The refund will be at most $580,000.

By stop China related business, we also adjust related information in 1-A form.

3. We re-issue comment 2, as we are unable to locate a summary of the risks in the forepart of the offering circular that summarizes the risks you discuss in greater detail starting on page 20.

We have added a summary of risks to the forepart.

4. We note your disclosure in response to comment 3. We reissue our comment in part. We note your revisions and response to our comments that a majority of your operations are not in China, however, you have not disclosed to what extent you are dependent upon revenues from customers in China. If a majority of your revenues are derived from customers in China, revise to describe the significant regulatory, liquidity, and enforcement risks of doing business in China with cross-references to the more detailed discussion of these risks in the offering circular. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

We plan to stop the business in China and cease all the service to Chinese students. All the students need to sign our new service contract after April 2022. In the new contract we require that “The User represents and warrants to the Service Provider that he or she does not reside in mainland China. If such representation and warranty is false or inaccurate, the Service Provider shall have the right to terminate the Services at any time.” the new service agreement will be attached with the latest version of 1A amendment form.

5. We note your revised disclosure in response to comment 4 and reissue the comment in part. Please address what the consequences may be if it is later found that permission had been required and had not been obtained.

According to the China regulation provide service to China students without proper ICP license may lead to void contract with the customers. The Company may need to refund all the tuition if the students required so. The refund will be at most $580,000.

6. We note your revised disclosure in response to comment 8. We reissue this comment in part. In the event you are subject to oversight by the CAC, please explain to what extent you believe that you are or would be compliant with the regulations or policies that have been issued by the CAC to date and, if not compliant, the penalties or ramifications for noncompliance. We note your statements elsewhere that you rely upon a third party to deliver all lessons to your students and the third-party is responsible for compliance with CAC regulations. Tell us the basis for this conclusion.

The third-party platform has proper ICP license to deliver streaming service however they did not have the proper license for deliver education content, thus our lesson delivered to Chinese students through the platform is a controversial action. As we are planning to cease the service to Chinese students, we don’t think it will be a concern.

General

7. Please update your offering circular to reflect the most recent audited financial statements, consistent with Part F/S of Form 1-A.

Our most recent audited financial statements are included in the Offering Statement.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ XuYe Wu

XuYe Wu

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